



09058206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
  _{MM/DD/YY}   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MWA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1701 1st Avenue

(No. and Street)

Rock Island, Illinois 61201

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Roth   309-558-3101

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)
801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address)   (City)   (State)   (Zip Code)



SEC
Mail Processing
Section

FEB 26 2009

Washington, DC
101

CHECK ONE:
  X Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-00)   Persons who are to respond to the collection of information contained
                         in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

Oath or Affirmation

I, Robert Roth, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of MWA Financial Services, Inc., as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
President

_____
Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

MWA Financial Services, Inc.

Consolidated Financial Statements
and Supplemental Information

Years Ended December 31, 2008 and 2007

Contents



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Tel: +1 515 243 2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
MWA Financial Services, Inc.

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (the Company, wholly owned by Modern Woodmen of America) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MWA Financial Services, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst & Young LLP

February 21, 2009

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

| | December 31 | |
	2008	2007
Assets		
Cash and cash equivalents	$ 1,102,335	$ 923,704
Short-term investments	100,000	100,000
Receivables from brokers, dealers, and others	319,961	375,190
Fixed assets (net of accumulated depreciation of $64,750 in 2008 and $62,232 in 2007)	14,408	24,388
Other assets	38,486	33,526
Total assets	$ 1,575,190	$ 1,456,808
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	$ 177,910	$ 132,358
Accounts payable and accrued expenses	501,459	549,843
Total liabilities	679,369	682,201
Stockholder's equity:		
Common stock, $1,000 stated value:		
Authorized shares – 10,000; issued and outstanding shares – 1,000	1,000,000	1,000,000
Additional paid-in capital	6,425,000	5,425,000
Retained earnings deficit	(6,529,179)	(5,650,393)
Total stockholder's equity	895,821	774,607
Total liabilities and stockholder's equity	$ 1,575,190	$ 1,456,808

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

| | Year Ended December 31 | |
	2008	2007
Revenues:		
Concession income	$ 5,902,039	$ 7,184,886
Variable product distribution fee income	660,000	660,000
Interest income	30,708	53,478
Other income	—	50
Total revenues	6,592,747	7,898,414
Expenses:		
Commissions	4,847,460	5,910,044
Licenses and fees	46,162	13,437
Professional fees	34,359	38,334
Salaries and related expenses	1,855,054	1,713,488
Other operating expenses	688,498	707,623
Total expenses	7,471,533	8,382,926
Net loss	$ (878,786)	$ (484,512)

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings Deficit	Total
	Shares	Stated Value			
Balance at January 1, 2007	1,000	$ 1,000,000	$ 5,425,000	$ (5,165,881)	$ 1,259,119
Net loss	–	--	–	(484,512)	(484,512)
Balance at December 31, 2007	1,000	1,000,000	5,425,000	(5,650,393)	774,607
Capital Contribution from Modern Woodmen of America	–	–	1,000,000	–	1,000,000
Net loss	–	–	–	(878,786)	(878,786)
Balance at December 31, 2008	1,000	$ 1,000,000	$ 6,425,000	$ (6,529,179)	$ 895,821

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2008	2007
Operating activities		
Net loss	$ **(878,786)**	$ (484,512)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation expense	**9,980**	9,564
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**55,229**	(61,167)
Other assets	**(4,960)**	19,388
Due to Modern Woodmen of America	**45,552**	29,078
Accounts payable and accrued expenses	**(48,384)**	66,209
Net cash used in operating activities	**(821,369)**	(421,440)
Investing activities		
Purchases of equipment	**–**	(8,949)
Net cash used in investing activities	**–**	(8,949)
Financing activities		
Capital contribution from Modern Woodmen of America	**1,000,000**	–
Net cash provided by financing activities	**1,000,000**	–
Increase (decrease) in cash and cash equivalents	**178,631**	(430,389)
Cash and cash equivalents at beginning of year	**923,704**	1,354,093
Cash and cash equivalents at end of year	$ **1,102,335**	$ 923,704

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership in the Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of nonproprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of nonproprietary insurance products. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Revenue Recognition

The majority of the Company's revenues were derived from dealer concessions on trades of nonproprietary mutual funds and fees for the distribution of variable products by registered representatives (see Note 6). Revenues are recognized on an accrual basis upon receipt of investor funds and remittance to the clearing broker or mutual fund company. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets, primarily including office equipment, are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method using an estimated useful life of five years.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period (see Note 4).

Reclassifications

Certain amounts appearing in the Company's 2007 financial statements have been reclassified to conform to the 2008 presentation.

Fair Value Measurements

The Company adopted the Financial Accounting Standards Board's (FASB's) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, effective January 1, 2008. In accordance with SFAS No. 157, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.

SFAS No. 157 establishes a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value, including a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances.

1. Summary of Significant Accounting Policies (continued)

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments.

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS No. 157. The Company used Level 1 valuation techniques to measure fair value during the year ended December 31, 2008, including cash and cash equivalents of $1,102,335 and short-term investments of $100,000. The Company does not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2008.

2. Summarized Financial Information of MWAGIA, Inc.

The Company reports information pursuant to Section 17 of the Securities Exchange Act of 1934 and prepares its net capital computation in accordance with Rule 15c3-1 of the Securities and Exchange Commission (SEC) (see Note 5) on an unconsolidated basis. Summarized financial data for the Company's wholly owned subsidiary, MWAGIA, Inc. is as follows:

	December 31	
	2008	2007
Cash and cash equivalents	$ 134,952	$ 162,009
Receivables from brokers, dealers, and others	113,556	103,319
Other assets	3,804	3,176
Total assets	$ 252,312	$ 268,504
Due to Modern Woodmen of America	$ 34,552	$ 48,477
Other liabilities	178,259	148,621
Stockholder's equity*	39,501	71,406
Total liabilities and stockholder's equity	$ 252,312	$ 268,504

	Year Ended December 31	
	2008	2007
Revenues	$ 1,800,741	$ 1,663,945
Expenses	(1,832,646)	(1,657,284)
Net (loss) income	$ (31,905)	$ 6,661

*Eliminated in consolidation.

3. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

3. Transactions With Customers (continued)

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

At December 31, 2008, the Company had a tax net operating loss carryover of $6,232,102. The tax net operating losses arising in 2008 of $846,105 and in 2007 of $461,780 may be carried forward until 2028 and 2027, respectively, to reduce future taxable income. The remaining carryover of $4,924,217 arose in 2001 through 2006 and may be carried forward until 2021 through 2026. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2008 and 2007. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $2,118,915 and $1,831,239 at December 31, 2008 and 2007, respectively, because of the uncertainty of future income estimates necessary for its ultimate realization.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2008, the Company had net defined capital of $770,833, which was $670,833 in excess of the required net capital of $100,000 at that date. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.61 to 1. Various other regulatory agencies may impose additional capital requirements.

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

5. Net Capital Requirements (continued)

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(A) and Rule 15c3-3(k)(2)(B).

6. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of variable products of Modern Woodmen of America, its parent. Modern Woodmen of America compensates the Company at the rate of $55,000 per month under a distribution agreement that commenced in May 2002. Substantially all of the Company's operating expenses represent allocations from or payments by Modern Woodmen of America, which is then reimbursed by the Company. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

During 2008, Modern Woodmen of America contributed capital of $1,000,000 to the Company. No capital contributions were made to the Company in 2007. The future operation of the Company is dependent upon such continued capital contributions until profitable operations can be achieved.

Supplemental Information

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA

December 31, 2008

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition			$ 895,821
2.	Deduct ownership equity not allowable for net capital			
3.	Total ownership equity qualified for net capital			895,821
4.	Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital			
B.	Other (deductions) or allowable credits			
5.	Total capital and allowable subordinated liabilities			895,821
6.	Deductions and/or charges:			
A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1.	Investment in subsidiary	$ 39,501		
2.	Prepaid expenses and other receivables	58,405		
3.	Fixed assets	14,408	$ 112,314	
B.	Secured demand note deficiency			
C.	Commodity futures contracts and spot commodities – proprietary capital charges			
D.	Other deductions and/or charges		980	
7.	Other additions and/or allowable credits			
8.	Net capital before haircuts on securities positions			782,527

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where
    applicable, pursuant to 15c3-1(f)]:
    A. Contractual securities commitments $ –
    B. Subordinated securities borrowings
    C. Trading and investment securities:
    1. Exempted securities
    2. Debt securities
    3. Options
    4. Other securities   11,694
    D. Undue concentration
    E. Other
10. Net capital $ 770,833

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A) $ 31,104
12. Minimum dollar net capital requirement of reporting broker
    or dealer and minimum net capital requirement of
    subsidiaries computed in accordance with Note (A)   100,000
13. Net capital requirement (greater of line 11 or 12)   100,000
14. Excess net capital (line 10 less 13)   670,833
15. Excess net capital at 1000% (line 10 less 10% of line 19)   724,177

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:
    • Accounts payable and accrued expenses $ 323,200
    • Due to Modern Woodmen of America   143,358   466,558

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:

A. Drafts for immediate credit $ —

B. Market value of securities borrowed for which no equivalent value is paid or credited

C. Other unrecorded amounts $ —

18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts

19. Total aggregate indebtedness   466,558

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)   61%

21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contrary to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

MWA Financial Services, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2008

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed,
    identify below the section upon which such
    exemption is based (check one only)
A. (k)(1) – Limited business (mutual funds and/or
    variable annuities only) _____
B. (k)(2)(A) – "Special Account for the Exclusive
    Benefit of Customers" maintained _____X_____
C. (k)(2)(B) – All customer transactions cleared through
    another broker-dealer on a fully disclosed basis.
    Name of clearing firm: Pershing LLC _____X_____
D. (k)(3) – Exempted by order of the Commission _____

MWA Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2008

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 27, 2009.



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Tel: +1 515 243 2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
MWA Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MWA Financial Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

member firm of Ernst & Young Global Limited

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 21, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance,
tax, transaction and advisory services.
Worldwide, our 130,000 people are united
by our shared values and an unwavering
commitment to quality. We make a difference
by helping our people, our clients and our wider
communities achieve potential.

www.ey.com



CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

MWA Financial Services, Inc.
Years Ended December 31, 2008 and 2007
With Reports of Independent Registered Public
Accounting Firm